FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Presentation relating to the Video Strategy session	2

Video Strategy London, September 27th 2018

Video Strategy Session Adrián Zunzunegui Director of Investor Relations

Key Objectives Laura Abasolo Chief Financial and Control Officer

Key Objectives  Video revenue (€1.4 bn in H1 18); 44% of Digital Service Revenue Video at the core  TV base: 8.8m Pay TV (Spain + Latam); 1.1m OTT TV (Latam)  Powerful Video platforms: Fiber in Spain, Unified Platform in Latam Differential  Relevant scale and distribution power (Movistar series); expanding Video Capabilities our partner-based bundle offerings (Netflix deal)  Content and functionalities; AURA  Leading position: Enriched content portfolio (aggregation, production, acquisition) capturing new  Leading Video distributor in Spain opportunities  Focus on OTT Video in Latam  Accelerating data monetization and revenue growth (Spain: 25% lower Focus on ROCE churn in Fusion TV base, TV ARPU x3 vs. the following competitor)  More sustainable business model TV base as of August-18

Video Strategy Latam Michael Duncan CEO Group Consumer of Telefónica

Capturing the OTT video opportunity in LatAm Telefonica September 2018 1

Telefónica already delivers video services in most of its LatAm footprint, mainly via Pay TV Satellite Competition map (main players) Satellite Satellite Satellite IPTV Cable Satellite Cable (CATV) Satellite IPTV IPTV 2 Note: Pay TV (Satellite, IPTV and CATV) includes Set-Top-Box

Huge opportunity to enrich our connectivity with OTT video in LatAm Industry Context opportunities TEF’s unique strategy pillars (assets & capabilities) Customer LatAm socioeconomic base & specificities product Advanced Bundling Avid demand for Telefónica’s LatAm Networks capabilities video consumption OTT video on smartphones opportunity Structural video Customer UX and relation and industry challenges functionality management 3

LatAm specifics: opportunity for TEF while huge challenge for traditional TV players 25% Low credit card 30% 27% penetration in some key countries1 26% Low formal Pay TV 25% 2 20% penetration 30% Low FTTX 16% penetration3 Very low Interactive <5% Pay TV penetration5 Relatively high smartphone >60% penetration6 Low Video OTT <10% penetration4 1 World Bank (2017) 2 National Statistical Institutes 3 Statista 4 Forbes: Netflix subscribers / Households 4 5 Internal estimations 6 GSMA (The Mobile Economy 2017)

Avid but latent demand for mobile video consumption Huge demand for video Although video usage has been … people are eager to Demand for video on mobility consumption over limited to WiFi … consume on mobility will grow exponentially smartphones Total video usage per smartphone WiFi vs cellular traffic mix (%) WiFi vs cellular traffic mix (%) World mobile data traffic (Exabytes 1 4 (GB, WiFi & cellular) Moderate dedicated data markets 2 Dedicated data markets 3 per year) 4.8 4.4 14% 30% 29% 1,278 26% 2.4 8% ~30 mins a day 4% x9 Average Youtube User Netflix User 178 Postpaid Average Youtube Netflix Average Youtube Netflix Service penetration1 92% 29% 2017 Video Other 2023 1 AppAnnie: Youtube and Netflix usage for total LatAm TEF’s markets 2 AppAnnie: AR, BR & CO market average 3 AppAnnie: CL & PE market average 5 4 Ericsson

Content fragmentation and other structural challenges in the video industry Some Fragmentation examples: Content fragmentation, • 4 of the most iconic TV shows belong to different • Different seasons of the same show in makes it difficult for companies different distribution channels customer to access and discover content Difficult direct to consumer for content providers Current players limited to A/B clusters Cannibalization risks for traditional Pay TV players Season 1 & 2 Season 3 • Other very relevant players: Local TV 6

Unique opportunity for TEF to leverage video as a new value attribute and improve monetization Context opportunities TEF’s strengths TEF’s opportunity LatAm socioeconomic More than 160M mobile customers, with New value lever to foster specificities full bundling and billing capabilities monetization beyond pure connectivity Avid demand for Network connectivity at the core of our video consumption business, with video as one of the most on smartphones adjacent businesses Enriching offer appeal: • Bundling high engagement content Structural video We add value via content aggregation and industry challenges • From pure data to content unified content discovery experience (fragmentation) and digital services 7

Reaching customers with a modular product based on aggregation and selective exclusive content 160M mobile customers, most of them already Internet TV offer able to engage with video: 70% with smartphone Premium VoD catalogue + Live TV Ex: FOX Premium (HBO PREMIUM Aggregation is king: Disrupting the fragmentation ecosystem and adding value integrating all relevant content in one single access point: - FTA channels and local content Live TV - International channels International channels - Premieres FULL - Premium players subscriptions - Own content: Movistar series Exclusive Telefónica Content Leveraging Spain own production efforts with LatAm potential reach Premieres LITE Open platform: Telefónica as the ideal partner to Live TV maximise impact and scale Local Free to air channels Core Hard bundle 8

Bundling with our core offer to drive up ARPU and improve customer stickiness

Hardbundling video content **to gain scale**

Bundling different products **depending on the plan value** to foster upsell and ARPU

Specific portfolio design to reap the **prepaid opportunity** (weekly / fortnightly plan)

Dedicated data: content plan adoption multiplies almost x2 if dedicated data is included[1]

Tier-pricing Bundling to foster upsell and increase ARPU



XL
L
M
S
XS
Fixed
Mobile
Postpaid & Prepaid
Family
Premium Content
Dedicated data for Movistar Play only
Add Ons Billing
Play PREMIUM
Play FULL
Play LITE
Play FULL
Play LITE
Play PREMIUM
Play FULL
N
FOX PREMIUM
HBO GO
Included
Try and Buy
Play FULL
Play PREMIUM
FOX
ESPN
Turner
Disney
VIACOM
FOX PREMIUM
N
HBO GO

Telefónica

[1] Market research (Conjoint analysis simulator)

9

Optimal video experience via best in class functionality Most advanced, simple and easy UX: • Personal recommendations and content curation • Unified search • Download to Play • Time-shifting options - Start-over - Catch-up Deploy Interactive services and a homogeneous experience • Online recording across devices • Transactional purchases • Binge Watching Unified video service: homogeneous user experience in all devices 10

Complemented with distinct customer management capabilities SINGLE BILLING Differential billing capabilities: - Simplicity and convenience: Video content integration in one single bill for the customer - Potential to obtain value from all customer CUSTOMER AURA segments, regardless of its banking circumstances CARE Sales and marketing power, leveraging all Telefónica’s commercial distribution structure: points of sale, communications and advertising, customer care, self care App, … CROSS-SELLING ADVERTISING 4th Platform and Aura: personalized experiences leveraging customer behavior analytics and AI 11

Enabled by our high capacity networks (4G, 5G and UBB) More capable, agile and efficient networks to facilitate traffic growth, and ensure optimal customer experience Evolution to 5G, that paves the way for new formats and service evolution: - 4k / 8k video - Augmented / Virtual reality - Video 360 Adding value to our FTTX deployment leadership Exploring new video business opportunities: Edge Computing: - Improved customer experience computing and storing assets close to the end user 12

Huge opportunity with encouraging early results Our Internal Opportunity Movistar Play growth Movistar Play roll-out 160 M 20-30 M Sept March May June Oct Dec Jan Feb ( 2017 2018 2018 2018 2018 2018 2019 2019 Aprox 1% Registered users penetration 10-20% OTT Penetration 1.5 M 78% Ambition over Mobile Customer Base TEF mobile Access Ambition 2021 Registered users 90 days active base –June OTT Registered Subscribers Aug 2018 users • Preliminary analysis confirms very material impact on customer retention • In Q4 we will start focusing on add-ons upsell 13

To wrap up: our objective is to take advantage of context opportunities and unique capabilities to increase our monetization potential Improved customer engagement and loyalty Enhanced ARPU development via upsell and add-ons Increased brand awareness and communication impact 14

Video Strategy Spain Sergio Oslé Video Director Spain/President of Movistar+

Creating sustainable value through leadership Sergio Oslé President of Movistar+ / Video Director Spain September 2018 1

Key messages Unbeatable proposition that 1 translates to value A new TV scenario that brings 2 new opportunities 3 A case for growth 2

Distinctive assets in the market…

Best Network

Largest FFTH network in Europe

~20M Premises coverage

68% households

Modern & efficient 4G network

~97% Coverage of the population

All TV distribution tech

~100% TV Coverage - IPTV/DTH

Best Content

Own content production

Originales movistar+

#0 de movistar+

Sports

#VAMOS de movistar+

"All football & Top 10 majors sports in exclusivity"

Movies

"~95% Foreign & ~85% Spanish Box Office"

Series

"Most complete offer - all majors"

Entertainment

Best Technology

Multidevice

Aura

Cloud-based

On Demand & Linear

U7D

Telefónica

3

…that translates into customer leadership and sizeable local scale… The reference in the Spanish market Movistar+ ~4M TV Households ~12M TV users ~60% Pay TV market share “Prime time” share 15-20% M+ own production channels Data as of June 2018 4

… ensuring a healthy growth and customer stickiness More TV subscribers… …while growing ARPU… … and increasing loyalty x3 vs the next competitor x3 TV ARPU vs the next competitor TV drives ~ 4M ~ 90€(1) churn 25% reduction vs ~7% ~6% Fusion non-TV customers Best in class churn - stable JuneQ1 2017 2017 JuneQ1 2018 2018 Q2 2017 Q2 2018 Pay TV ~80% 48% 34% Penetration Jan- 2016 Aug- 2018 Fusion customers Fusion TV High in Spain with TV Value(2) customers Source: Telefonica, Quaterly reports – June 2018 – CNMC (1) Fusion ARPU Data as of August 2018 Data 2017 – and Analisys Mayson Dec. 2017 TV penet. (2) High value customers does not include Fusión Series, . Fusión #0 and old modalities such as Contigo, Mini 5 5

As a plus, positive spillover in brand attributes 6 FEROZ Awards 4 Vergüenza - 2 La Zona San Sebastián International film festival 'La peste', first TV series that participates in the Official Section 2 Fotogramas Awards “La Zona”, Best Spanish TV Series 2017 according to the critic. Malena Alterio, best TV Actress for 'Vergüenza' ‘Radio Gaga’ (#0), Revelation Show Award 6 6

Key messages Unbeatable proposition that 1 translates to value A new TV scenario that brings 2 new opportunities 3 A case for growth 7

A new scenario that brings new opportunities New customer Emergent new Advanced habits players technologies Unique platform New alliances Cognitive capabilities Differentiation through Telco-Media advantage exclusivity Aura 8 8

A unique platform, differential for new consumer habits

Network

300M TV interactions/day

3Tbps CDN Capacity
(x10 in two years)



Efficient Architecture

~2M Multi device customers

Robust OTT - already tested


SUPER CUP

20% Of total M+ Consumption is OnDemand

Cloud-based

80% Customers using advanced functionalities



Cost-effective equipment



Cognitive Intelligence

~500K Customers have used AURA

x3.5 Personalization - Content viewing multiplier



Improvement of own production

Data as of August 2018

Telefónica

9

Differential content: The case for own production Fiction Fiction Entertainment 10 Movistar Originals Series launched 5 Originals in TOP 6 platform series audience 48 Countries – International sales +35% Ratings growth in prime time vs 2017 #0 addicted fans st 23% 1 Movie - producing: “Mientras dure la guerra” Alejandro Amenábar - End of 2019 Shows nominated to Spanish TV Emmys in 4 5 different categories 12-15 series per year 20-30 entertainment shows per year Data as of August 2018 1010

Differential content: The case for selected exclusive rights Sports Premium content Exclusive deals… …and exclusive priority blockbusters releases(1) Focus on key properties (1) Content from top majors – “Movistar Estrenos”. 1111 Scope for Atresmedia and Mediaset agreement in Spanish movies

Differential content: The case for football rights Critical rights for high value • Highest ARPU customers • Lowest churn Provides stability while • Gaining visibility for 3-4 years controlling inflation • From Q3 2019, flat football costs Ownership of rights • Gaining commercial/monetization flexibility • Financial flexibility by eliminating intermediary margin providing extra flexibility • New advertising revenue streams No Champions League FTA • Additional growth for Pay TV market/ higher penetration TV from Q3 18 • Football 3 out of 5 most watched TV events last season Status today: plan is • Strong commercial traction in August (the start of La Liga) & Sept (Start of working Champions League), first “Clasico” (R. Madrid-FCB Barcelona) in Oct • Strengthening Revenue growth & value for the future 1212

Differential content: Extracting the best value from other sports New channel, new experience Launched 16th September 2018 Upgrade tool for premium packages Advertising opportunity 1313

Building new alliances: Netflix as a case of example UX Integration Total integration of the Netflix experience within the Movistar+ UX Commercial Agreement with Netflix allows us bundling to boost commercial offers with bundles to maximize ARPUs Establishment of a new integration In conversation with other partners model 1414

New tech that enables new opportunities 1 Personalized advertising 2 Movistar Home 3 More than TV VoD (today) Security + eHealth Linear Cloud (Oct-15th) October / November 2019 Creation of different signals for Comms, television, video calls and + Button that allows enjoy new advertising commercial clusters connectivity, all in the same device services and products such as e- - #0 channels to manage and interact with Aura commerce, videoconference and home automation 1515

Key messages Unbeatable proposition that 1 translates to value A new TV scenario that brings 2 new opportunities 3 A case for growth 1616

A case for growth Value generating business: positive margins stand-alone plus additional value through increased stickiness and ARPU growth Leadership position, enabling differentiation on scale and commercialization Relevant scale enabling efficiency in negotiation and own content production 34% TV market penetration in Spain allow for further healthy growth Superior tech platform opening up new growth opportunities Strong focus on value creation 1717

Key Takeaways Laura Abasolo Chief Financial and Control Officer

Key Takeaways Unmatchable Video Platform We built a superior platform to deliver a unique UX and drive stickiness Flexible approach To continue leading in Spain and to unlock value in Latam leveraging enhanced capabilities Sustainable and profitable lever Video to drive further scale and profitable growth

Q&A Session Laura Abasolo Michael Duncan Sergio Oslé

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in this presentation are included in the our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 13 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. Investor Relations Telefónica, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 27, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors